

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2011

John C. Wobensmith- President, Secretary, Treasurer and Chief Financial Officer
Baltic Trading Limited
299 Park Avenue, 20th Floor
New York, New York 10171

> **Re: Baltic Trading Limited**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 10, 2011**
> **File No. 001-34648**

Dear Mr. Wobensmith:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

David R. Humphrey
Branch Chief